Exhibit 4.5
FINAL TERMS
for Loan No. 110
under Klarna Bank AB (publ)’s Swedish medium term note programme
The following are the final terms and conditions (“Final Terms”) of Loan No. 110, (the “Loan”) that Klarna Bank AB (publ) (the “Issuer”) issues in the capital market.
The Loan shall be subject to the general terms and conditions dated 21 February 2024 (the “General Terms and Conditions”) set out in the Issuer’s base prospectus for the issuance of medium term notes, dated 4 March 2024 (the “Prospectus”) as supplemented on 11 June 2024, and the Final Terms set out below. Words and expressions not defined in the Final Terms shall have the meaning set out in the General Terms and Conditions.
This document constitutes the Final Terms for the purposes of Regulation (EU) 2017/1129 (the “Prospectus Regulation”) and must be read in conjunction with the Prospectus as supplemented. Full information on the Issuer and the offer of the Loan is only available on the basis of the combination of these Final Terms, the Prospectus as supplemented and any documents incorporated therein by reference. These documents are available via www.klarna.com.
Terms and conditions for the Loan

1.	Loan no:	110
	(i) Tranche:	1
2.	Total Nominal Amount
	(i) for the Loan in total:	SEK 250,000,000
	(ii) for the tranche:	SEK 250,000,000
3.	Nominal Amount per Note:	SEK 1,250,000
4.	Price per Note:	100.00% of the Nominal Amount per Note
5.	Currency:	SEK
6.	Interest Commencement Date:	Issue Date
7.	Issue Date:	24 June 2024
8.	Maturity Date:	24 June 2027
9.	Voluntary redemption of Notes by the Issuer:	Not applicable
10.	Type of interest rate:	Floating interest rate
11.	Additional terms and conditions for Loans with fixed interest rate	Not applicable
12.	Additional terms and conditions for Loans with floating interest rate	Applicable
	(i) Base Rate:	3 month(s) STIBOR
	(ii) Margin:	+ 2.05 percentage points
	(iii) Interest Determination Date:	Two Banking Days prior to the first day of each Interest Period, beginning on 19 June 2024
(iv) Interest Period:
The first Interest Period runs from but excluding 24 June 2024 to and including 24 September 2024, and thereafter from but excluding one Interest Payment Date to and including the next Interest Payment Date

(v) Interpolation:	Not applicable
(vi) Interest Payment Date(s):	Quarterly, in arrear, on 24 March, 24 June, 24 September and 24 December in every year, up to and including the Maturity Date. First Interest Payment Date on 24 September 2024.

Other information

13.	Expected rating for Loan on Issue Date:	Not applicable
14.	Issuing House(s):
	(i) for the tranche:	Nordea Bank Abp and Swedbank AB (publ)
15.	Administrative Agent:	Nordea Bank Abp
16.	ISIN code:	SE0013361797
17.	Listing:	Applicable
	(i) Regulated Market:	NASDAQ Stockholm
	(ii) The estimated earliest date on which the Notes will be admitted to trading:	24 June 2024
	(iii) Estimate of the total expenses related to the admission to trading:	SEK 65,000
	(iv) Total number of Notes admitted to trading:	200
18.	Resolutions as basis for the issuance:	Authorisation pursuant to Issuer’s Board approval dated 17 March 2021
19.	Interests:	Not applicable
20.	Information from third parties:	Not applicable
21.	The use of the proceeds:	General financing of the Issuer’s and the Group’s business activities
22.	The estimated net amount of the proceeds:	SEK 250 000 000 less customary transaction costs and fees.

We hereby confirm that the above Final Terms are applicable to Loan No. 110 together with the General Terms and Conditions and undertake to repay the Loan and to pay interest in accordance herewith. We confirm that any material event after the date of the Prospectus that could affect the market’s assessment of the Loan and the Issuer have been made public.
Stockholm, 18 June 2024
KLARNA BANK AB (publ)
2